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Prospectus Supplement (To prospectus dated December 18, 2003)	Filed pursuant to General Instruction II.K. of Form F-9; File No. 333-111084

US$500,000,000

US$375,000,000 5.125% Notes due 2015

US$125,000,000 5.750% Notes due 2035

        The notes due 2015 and the notes due 2035 will bear interest at the rate of 5.125% per year and 5.750% per year, respectively. We will pay interest on the notes semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2005. The 5.125% notes and the 5.750% notes will mature on May 15, 2015 and on May 15, 2035, respectively. We may redeem some or all of the notes at any time, at 100% of their principal amount plus a make-whole premium as described in this prospectus supplement. We may also redeem all of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund.

        The notes will be our unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

        Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 22 of the accompanying prospectus.

        We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in the accompanying prospectus.

        Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

        Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, some or all of our officers and directors and some or all of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

	Per Note	Total		Per Note	Total
Public offering price(1)	99.914%	US$	374,677,500	98.690%	US$	123,362,500
Underwriting commission	0.650%	US$	2,437,500	0.875%	US$	1,093,750
Proceeds, before expenses, to Talisman(1)	99.264%	US$	372,240,000	97.815%	US$	122,268,750

(1)
Plus accrued interest from May 12, 2005 if settlement occurs after that date.

        The underwriters expect to deliver the notes on or about May 12, 2005 through the facilities of The Depository Trust Company.

Joint Book-Running Managers

Banc of America Securities LLC	Citigroup

Senior Co-Managers

BNP PARIBAS	RBC Capital Markets
CIBC World Markets	RBS Greenwich Capital
HSBC	Scotia Capital

Junior Co-Managers

Daiwa Securities America Inc.	TD Securities

The date of this prospectus supplement is May 9, 2005.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds and updates certain information contained in the accompanying prospectus and documents incorporated by reference. The second part, the base prospectus, dated December 18, 2003, gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information included and incorporated by reference in the prospectus and this prospectus supplement is determined using Canadian generally accepted accounting principles ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 21 of our audited consolidated financial statements for the year ended December 31, 2004, incorporated by reference in the prospectus.

        Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "we", "us", "our" or "Talisman" refer to Talisman Energy Inc. and its consolidated subsidiaries and partnerships. In the sections entitled "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, "we", "us", "our" or "Talisman" refer to Talisman Energy Inc., without any of its consolidated subsidiaries or partnerships.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

Prospectus Supplement

Prospectus

About This Prospectus	2
Where You Can Find More Information	2
Special Note Regarding Forward-Looking Information	5
Talisman Energy Inc.	6
Use of Proceeds	6
Description of Debt Securities	6
Risk Factors	22
Certain Income Tax Consequences	27
Plan of Distribution	27
Interest Coverage	28
Legal Matters	29
Experts	29

FORWARD-LOOKING INFORMATION

        This document contains or incorporates by reference statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995.

        Forward-looking statements are included, among other places, in our Annual Information Form under the headings "General Development of the Business", "Description of the Business" and "Legal Proceedings" and in the Management's Discussion and Analysis for the year ended December 31, 2004 and in the Management's Discussion and Analysis for the three months ended March 31, 2005. These statements include, among others, statements regarding:

  •
  business strategy and plans or budgets;

  •
  business plans for drilling, exploration and development;

  •
  the estimated amounts and timing of capital expenditures;

  •
  royalty rates and exchange rates;

  •
  the merits and timing or anticipated outcome of pending litigation;

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance; and

  •
  timing and amount of future production.

        Statements concerning oil and gas reserves contained in this document and in documents incorporated by reference in the prospectus are forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

        Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goals" or "objectives", or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

        Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by us and described in the forward-looking statements. These risks and uncertainties include:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves estimates and reserves life;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  general economic conditions;

  •
  the effect of acts of, or actions against international terrorism; and

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

        We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect our operations or financial results are included under the heading "Risk Factors" in the prospectus and under the heading "Risk Factors", in the Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator and the Report of Management and Directors on Oil and Gas Disclosure in our Annual Information Form, incorporated by reference in the prospectus.

        Forward-looking statements are based on our estimates and opinions at the time the statements are made. We assume no obligation to update forward-looking statements should circumstances or estimates or opinions change.

EXCHANGE RATE INFORMATION

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate"). On May 9, 2005, the Bank of Canada noon rate was US$0.8079 equals $1.00.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Period End	0.6331	0.7738	0.8308	0.7631	0.8267
High	0.6618	0.7738	0.8493	0.7879	0.8342
Low	0.6199	0.6350	0.7159	0.7421	0.7958
Average	0.6369	0.7156	0.7697	0.7588	0.8152

OIL AND GAS INFORMATION

        Our disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to us by Canadian securities regulatory authorities, which permits us to provide disclosure in accordance with U.S. disclosure requirements. The information provided by us may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). Our net proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Information about the differences between U.S. requirements and NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in our Annual Information Form. The exemption granted to us also permits us to disclose internally evaluated reserves data. While we annually obtain an independent audit of a portion of our reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this prospectus supplement.

        The abbreviations set forth below have the following meanings:

bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe/d	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mmbbls	million barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
liquids or NGLs	natural gas liquids

        Natural gas is converted to oil equivalent at the ratio of 6 mcf to 1 boe. Boe maybe misleading, particularly if used in isolation. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

        Net production means our interest in production volumes (through working interests and net profits interests) after deduction of royalties payable by us.

        Gross wells means the total number of wells in which we own a working interest.

SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Securities Offered	US$375 million aggregate principal amount of 5.125% notes due May 15, 2015.
US$125 million aggregate principal amount of 5.750% notes due May 15, 2035.
Interest Payment Dates	May 15 and November 15 of each year, beginning November 15, 2005.
Maturity Date	May 15, 2015 for the 5.125% notes due 2015.
May 15, 2035 for the 5.750% notes due 2035.
Ranking
The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus. As at March 31, 2005, our corporate and partnership subsidiaries had approximately $1,317 million of indebtedness and other liabilities to third parties, comprising primarily trade payables.
Optional Redemption
We may redeem the notes, in whole or in part, at any time, at the "make-whole" price described in this prospectus supplement. See "Description of the Notes—Optional Redemption" in this prospectus supplement.

We may also redeem the notes in whole, but not in part, at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Sinking Fund	None.
Certain Covenants	The indenture pursuant to which the notes will be issued will contain certain covenants that, among other things, limit:
• our ability and the ability of our Restricted Subsidiaries (as defined in the indenture) to create liens; and
•
our ability (but not the ability of our corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of our assets to, any other person other than our Restricted Subsidiaries.
These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities—Certain Covenants" in the prospectus.

Use of Proceeds
The net proceeds to us from this offering will be approximately US$493.9 million, after deducting the underwriting commission, and estimated expenses payable by us of approximately US$0.6 million. The net proceeds we receive from the sale of the notes will be used primarily for the repayment of existing indebtedness. Any net proceeds not used to repay indebtedness will be used for general corporate purposes relating to our areas of operations. We may invest funds that we do not immediately use in short-term marketable investment grade securities or bank deposits. See "Use of Proceeds" in this prospectus supplement.
Credit Ratings
The notes have been assigned a rating of "Baa1" by Moody's Investors Service, Inc. with a stable outlook, a rating of "BBB+" by Standard & Poor's Corporation with a stable outlook and a rating of "BBB(high)" with a stable trend by Dominion Bond Rating Service Limited. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by the rating agency issuing such rating. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by the rating agency issuing such rating in the future.
Additional Amounts
Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See "Description of Debt Securities—Additional Amounts" in the prospectus.
Form and Denomination
The notes will be represented by one or more fully registered global notes deposited in book entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee, Cede & Co. Beneficial interests in any registered Global Note will be in denominations of US$1,000 and integral multiples thereof. See "Description of the Notes—Book Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

TALISMAN ENERGY INC.

        We are an independent, Canadian based, international upstream oil and gas company whose main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. We have operations in North America, the North Sea, Southeast Asia, Trinidad and Tobago and Algeria, where we have ongoing production, development and exploration activities. We are also active in a number of other international and frontier areas, including Alaska, Colombia, Peru and Qatar.

        Our head office is located in Calgary, Alberta, Canada. We were established as an independent company in 1992 and are incorporated under the laws of Canada. Our common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "TLM." We had 1,870 permanent staff as at December 31, 2004.

        Our mission is value creation in the upstream oil and gas business. Our focus is on production per share growth while managing costs within a disciplined capital structure. We have set a target of 5-10% annual production per share growth and averaged 11% per annum (gross) since 1992.

        North America and the North Sea accounted for 83% of our net production in 2004. We target larger opportunities, including deep gas in North America and large international projects. We direct 5-10% of our overall spending to higher impact exploration opportunities in both our existing core production areas and in new areas such as Colombia, Peru and Qatar.

        We continually investigate strategic acquisitions and opportunities, some of which may be material. In connection with any such transaction, we may incur debt or issue equity.

Our Principal Areas of Operations

        At year end 2004, we had 1.2 billion boe of net proved reserves, an increase of 11% over the previous year. Total net production in 2004 was 362.2 mboe/d, up 10% from 2003. The tables below set forth our net proved reserves and daily net production for each of our principal areas of operations:

	Net Proved Reserves(1)(2) as at December 31, 2004
	Oil & NGLs (mmbbls)	Natural Gas (bcf)	Total (mmboe)	% of Total	% Natural Gas	% Developed(3)
North America	152.2	2,133.5	507.8	42	70	87
North Sea	295.1	177.3	324.7	27	9	85
Southeast Asia	46.2	1,554.8	305.4	25	85	40
Algeria	21.9	—	21.9	2	—	75
Trinidad	10.9	216.5	47.0	4	77	22

Total	526.3	4,082.1	1,206.8	100.0	56	72

Synthetic Oil (Canada)	35.2	—	35.2	—	—	100

(1)
"Proved" reserves have been estimated in accordance with the SEC definition set out in Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 as follows: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(2)
"Net" proved reserves are our remaining reserves, after deduction of estimated royalty burdens and including royalty interests and net profit interests. Royalty interest reserves and net profits interests volumes for Canada were approximately 3.3 mmboe as at December 31, 2004.

(3)
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

	Net Daily Production for Year Ended December 31, 2004
	Oil & NGLs (bbls/d)		Natural Gas (mmcf/d)		Total (mboe/d)	% of Total	% Natural Gas
North America(1)	43,303		714.7		162.4	45	73
North Sea	120,768		105.4		138.3	38	13
Southeast Asia	20,884	(2)	194.0	(2)	53.2	15	61
Algeria	8,338	(2)	—		8.3	2	—

Total	193,293		1,014.1		362.2	100	47

Synthetic Oil (Canada)	2,868		—		2.9	—	—
	Net Daily Production for Three Months Ended March 31, 2005
	Oil & NGLs (bbls/d)		Natural Gas (mmcf/d)		Total (mboe/d)	% of Total	% Natural Gas
North America(1)	42,736		746		167.0	44	74
North Sea	126,911		121		147.1	39	14
Southeast Asia	16,839	(2)	186	(2)	47.8	13	65
Algeria	8,683	(2)	—		8.7	2	—
Trinidad	6,962	(2)	—		7.0	2	—

Total	202,131		1,053		377.6	100	46

Synthetic Oil (Canada)	1,938		—		1.9	—	—

(1)
Includes volumes attributable to royalty interests and net profits interests.

(2)
Interests of the Indonesian, Malaysian, Vietnamese, Algerian and Trinidadian governments, other than working interests or income taxes, are accounted for as royalties.

        As illustrated in the table above, our 2004 net production was concentrated in North America (45%), the North Sea (38%), and Southeast Asia (15%). Each of these areas is described in more detail below.

North America

        In North America, our drilling activities are focused on Western Canada and the Appalachia region of the United States. We are core area focused and deliver growth through exploration and development. We concentrate on deep gas drilling and reduce risk by pursuing multi-zone prospect drilling. Drilling success rates have averaged approximately 90% over the past five years.

        We anticipate that we will spend approximately $1.4 billion on exploration and development in Canada and the United States in 2005. Of this, over 90% is directed towards natural gas. We plan to participate in drilling approximately 525 gross wells in 2005. In the past two years, our production growth has been mainly achieved through drilling activities.

        Our Canadian exploration and development operations are organized around 13 core producing areas in Alberta, British Columbia, Ontario and Saskatchewan. These core areas accounted for 92% of our Canadian net production in 2004 (net production from these core areas averaged approximately 137,666 boe/d). The balance comprises production from joint venture properties and synthetic oil production from our indirect interest in the Syncrude joint venture. Within our core areas, we operate approximately 80% of our production. We have also built a significant midstream business to facilitate access to markets and generate third-party revenues.

        Fortuna Energy Inc. ("Fortuna"), our indirect wholly owned subsidiary, conducts operations in the Appalachian region of the US and is the largest gas producer in New York State, averaging approximately 103.1 mmcf/d of net production in the first quarter of 2005. In the second quarter of 2004, Fortuna expanded its Appalachia interests through the acquisition of all of Belden & Blake Corporation's Trenton-Black River interests which have an average 73% working interest. This acquisition effectively doubled Fortuna's land holdings and provided a significant inventory of drilling prospects.

        We also explore for oil and gas in the western U.S. and own interests in various exploration lands in Alaska. The results of our Alaskan exploration are reported under our International and Frontier operations.

North Sea

        Our North Sea assets include producing fields and exploration acreage in several areas. We have three core operating areas in the North Sea: the Mid-North Sea Area, the Flotta Catchment Area and Norway. We increased our Norway interests in February, 2005 when we acquired all of the outstanding shares of Pertra AS. We also have a number of non-operated properties.

        We are primarily focused on light conventional oil production. At the end of 2004, we operated approximately 65% of our North Sea production. We operate the second largest number of oil fields in the U.K. North Sea.

        We have been in the North Sea for 10 years, successfully implementing a strategy of developing commercial hubs around core operated properties and infrastructure, and delivering growth through low risk development opportunities, exploration, secondary recovery, cost management and increased third-party tariff revenue.

        In 2005, our capital program in the North Sea is expected to be approximately $1.2 billion, with $200 million directed to exploration spending and $1 billion directed to development, including development of the Tweedsmuir and Tweedsmuir South oilfields and the recently acquired Varg field. The 2005 North Sea drilling program includes participation in up to 40 gross wells.

Southeast Asia

        In Southeast Asia, our interests include operations in Indonesia, Malaysia and Vietnam. Our Southeast Asia production averaged 79 mboe/d in 2004 and we expect to continue production growth from existing projects to the end of the decade. We plan to spend approximately $350 million in Southeast Asia in 2005 and participate in drilling up to 26 gross wells.

        In Indonesia, we are pursuing a strategy of continued development of major onshore natural gas discoveries to deliver future production growth. Our interests in Indonesia include a 36% non-operated interest in the long-term Corridor production sharing contract and field production facilities, a non-operated interest in the Corridor technical assistance contract and an operated interest in the Ogan Komering production sharing contract.

        In Malaysia and Vietnam, our strategy is to continue to deliver production growth through exploration and development. The emphasis is on fast track, shallow water oil fields, while continuing to develop the oil and gas reserves on Block PM-3 CAA. We operate three of our four working interest properties in Malaysia and Vietnam, namely Block PM-3 CAA/Block 46-Cai Nuoc, Block PM-305 and Block PM-314. Block 46/02 is operated by a joint operating company. In April, 2005, we signed a petroleum contract with a subsidiary of the national oil company of Vietnam for Block 15-2/01, an exploratory block offshore Vietnam which is adjacent to a number of producing oil fields.

Other

        Our international and frontier strategy concentrates on opportunities in sedimentary basins that have a proved hydrocarbon system and significant reserves and production potential. Our international operations continue to expand in Algeria and in Trinidad and Tobago. Capital spending of $50 million for 2005 in Algeria will be directed to the drilling of 14 development wells. Capital spending of $100 million for 2005 in Trinidad and Tobago will be directed to the drilling of up to 8 exploration and 8 development wells, including two planned exploration wells in the onshore Eastern Block.

USE OF PROCEEDS

        The net proceeds to us from this offering will be approximately US$493.9 million, after deducting underwriting commissions and after deducting estimated expenses of the offering of approximately US$0.6 million. The net proceeds received by us from the sale of the notes will be primarily used for the repayment of existing indebtedness. Any net proceeds not used to repay indebtedness will be used for general corporate purposes relating to our areas of operations. We may invest funds that we do not immediately use in short-term marketable investment grade securities or bank deposits.

SELECTED FINANCIAL INFORMATION

        The following table sets forth selected financial information for the years ended December 31, 2004, 2003 and 2002 derived from our audited consolidated financial statements which have been audited by Ernst & Young LLP and our unaudited consolidated financial statements for the three months ended March 31, 2005 and 2004. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 21 of our consolidated financial statements for the year ended December 31, 2004, incorporated by reference into the prospectus. You should read this selected consolidated financial information in conjunction with our audited consolidated financial statements and the related notes, our unaudited consolidated interim financial statements, and other information included in the documents incorporated by reference in the prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2004	2003	2002	2005	2004
	(millions of dollars)
Income statement items:
Sales (net of hedging and royalties)	$5,355	$4,598	$4,579	$1,677	$1,262
Net income(1)	654	976	517	258	218
Cash flow statement items:
Cash provided by operating activities(1)	$3,119	$2,551	$2,370	$872	$905
Capital expenditures	2,806	1,874	2,078	985	638
Balance sheet items (at period end):
Total assets	$12,408	$11,780	$12,020	$13,233	$12,290
Total liabilities(1)	7,577	7,156	7,910	8,459	7,395
Shareholders' equity(1)	4,831	4,624	4,110	4,774	4,895
Other financial data and ratios:
EBITDAX(2)	$3,424	$2,963	$3,036	$1,041	$839

(1)
Effective January 1, 2005, we retroactively adopted certain changes to the Canadian Institute of Chartered Accountants accounting standard for financial instruments. The change to this standard requires that our preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Previously, preferred securities charges were charged directly to retained earnings but under the new accounting standard they would have been charged to interest expense. In addition, since the preferred securities would have been treated as debt, the balance would have been revalued at each balance sheet date with the offsetting movement reflected in the cumulative foreign currency translation account. As a result, there would not have been a gain on the redemption of the preferred securities. The results for 2004, 2003 and 2002 have been restated to give effect to this retroactive adoption. There was no impact to the 2005 results as the preferred securities were fully redeemed in 2004. Further details are set forth in note 1 to our comparative unaudited consolidated financial statements for the three months ended March 31, 2005, incorporated by reference in the prospectus.

(2)
EBITDAX represents earnings before gain on sale of Sudan operations, interest, income taxes, depreciation, depletion, amortization, impairment writedowns, dry hole and exploration expense. EBITDAX is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. EBITDAX is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDAX, while providing useful information, should not be considered in isolation or as a substitute for net income, as an indicator of operating performance or as an alternative to cash provided by operating activities, as a measure of liquidity.

        The following table provides a reconciliation of EBITDAX from net earnings:

	Years Ended December 31,			Three Months Ended March 31,
	2004	2003	2002	2005	2004
	(millions of dollars)
Net income(1)	$654	$976	$517	$258	$218
Add:
Depreciation, depletion and amortization	1,650	1,435	1,462	441	389
Dry hole	311	251	174	46	79
Exploration	238	213	185	43	44
Interest on long-term debt	173	178	209	42	47
Impairment writedowns	31	30	74	23	—
Gain on sale of Sudan operations	—	(296)	—	—	—
Income taxes(1)	367	176	415	188	62
EBITDAX	$3,424	$2,963	$3,036	$1,041	$839

CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization at March 31, 2005, as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds", assuming all of the net proceeds are used to repay existing indebtedness. You should read this table together with the unaudited consolidated financial statements for the three months ended March 31, 2005 incorporated by reference in the prospectus. In the "As Adjusted" column the U.S. dollar amount of the notes offered hereby has been converted to Canadian dollars using the Bank of Canada noon buying rate of US$0.8267 per $1.00 at March 31, 2005.

	As at March 31, 2005
	Actual	As Adjusted
	(millions of dollars)
Long-term liabilities
Deferred credits	$114	$114
Asset retirement obligations	1,314	1,314
Long-term debt	2,872	2,275
Future income taxes	2,263	2,263
Notes offered hereby	—	605

Total long-term liabilities	6,563	6,571
Shareholders' equity:
Common shares	2,611	2,611
Contributed surplus	70	70
Cumulative foreign currency translation	(93)	(93)
Retained earnings	2,186	2,186

Total shareholders' equity	4,774	4,774

Total capitalization	$11,337	$11,345

PRO-FORMA INTEREST COVERAGE

        The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP.

        For further information regarding interest coverage, reference is made to "Interest Coverage" in the accompanying prospectus.

        The following interest coverages are calculated on a consolidated basis for the twelve month period ended December 31, 2004 based on audited information and for the twelve month period ended March 31, 2005 based on unaudited information. In each case, the ratios are adjusted to give effect to the issue of the notes and the application of the net proceeds to repay existing indebtedness. The audited information used in the calculations is after restatement to give effect to the retroactive adoption of new Canadian accounting standards for financial statements, pursuant to which our previously outstanding preferred securities have been classified as long term debt (as they would be under U.S. GAAP) and the annual carrying charges relating to the preferred securities were included in net interest expense.

	December 31, 2004	March 31, 2005
Interest coverage (times)(1)	5.81	6.85

(1)
Interest coverage is equal to net income plus income taxes and interest expense; divided by interest expense plus capitalized interest.

DESCRIPTION OF THE NOTES

        The following description of the terms of the notes supplements the description set forth in the prospectus and should be read in conjunction with "Description of Debt Securities" in the prospectus. In addition, such description is qualified in its entirety by reference to the Indenture under which the notes are to be issued, referred to in the prospectus. Capitalized terms used but not defined in the prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "Talisman" refer to Talisman Energy Inc. without any of its subsidiaries or partnerships through which it operates.

General

        Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

        The 2015 notes initially will be issued in an aggregate principal amount of US$375 million and the 2035 notes initially will be issued in an aggregate principal amount of US$125 million. The 2015 notes will mature on May 15, 2015 and the 2035 notes will mature on May 15, 2035. The 2015 notes will bear interest at the rate of 5.125% per year and the 2035 notes will bear interest at the rate of 5.750% per year. Interest will be payable on the notes from May 12, 2005 or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on May 15 and November 15 of each year, commencing November 15, 2005 to the persons in whose names the notes are registered at the close of business on the preceding May 1 or November 1, respectively. The notes will be sold in denominations of $1,000 and integral multiples thereof.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional 2015 notes or 2035 notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the 2015 notes or the 2035 notes, as applicable, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the 2015 notes or the 2035 notes as applicable, and have the same terms as to status, redemption and otherwise as the 2015 notes or the 2035 notes as applicable. In the event that additional notes are issued, we will prepare a new prospectus supplement.

        The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes. These provisions state that any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See "Description of Debt Securities—Additional Amounts" in the prospectus.

Ranking and Other Indebtedness

        The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinated to all of our secured debt to the extent of the assets securing such debt and will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries, including trade payables and other indebtedness. We conduct a substantial portion of our operations through our corporate and partnership subsidiaries. As at March 31, 2005, our corporate and partnership subsidiaries had approximately $1,317 million of indebtedness and other liabilities to third parties, comprised primarily of trade payables.

Certain Covenants

        The accompanying prospectus describes certain covenants restricting Talisman and its Restricted Subsidiaries. As at March 31, 2005, Talisman's only Restricted Subsidiary was Talisman Energy (UK) Limited.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points in the case of the 2015 notes and plus 20 basis points in the case of the 2035 notes in either case, plus accrued interest thereon to the date of redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealers" means each of Banc of America LLC and Citigroup Global Markets Inc. or their affiliates, plus three others which are primary U.S. Government securities dealers (each a "Primary Treasury Dealer") and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer in the United States, we shall substitute for it another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption. In the case of a partial redemption of notes, selection of such notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just.

Book-Entry System

        The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee). One or more fully registered global notes (hereinafter referred to as the "Global Notes") will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934 (the "Exchange Act"). The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants include:

  •
  securities brokers and dealers;

  •
  banks;

  •
  trust companies;

  •
  depositories for Euroclear and Clearstream;

  •
  clearing corporations; and

  •
  certain other organizations.

        The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

        Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interest in the Global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the Global Notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in the Indenture under which the notes are issued. In particular, the Depositary may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depositary is not obtained, notes in definitive form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). In that event, notes in definitive form will be printed and delivered.

        To facilitate subsequent transfers, the Global Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the Global Notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Global Notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Payments of principal, premium, if any, and interest on the Global Notes will be made to the Depositary as the registered owners of the Global Notes. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is our responsibility or the responsibility of the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

Certificated Notes

        The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 90 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the Global Notes.

CREDIT RATINGS

        The notes have been assigned a rating of "Baa1" by Moody's Investors Service, Inc. ("Moody's") with a stable outlook, a rating of "BBB+" by Standard & Poor's Corporation ("S&P") with a stable outlook and a rating of "BBB(high)" with a stable trend by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the notes. In addition, real or anticipated changes in the rating assigned to the notes will generally affect the market value of the notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

        Moody's credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated Baa1 are subject to moderate credit risk. They are considered medium grade and as such, may possess certain speculative characteristics.

        S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations. A stable rating outlook means that a rating is not likely to change.

        DBRS' credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low" to indicate the relative standing of a credit within a particular rating category. The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of such entity and its rated securities.

CERTAIN INCOME TAX CONSIDERATIONS

United States

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes, and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the tax consequences described in this summary.

        Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

        As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.

        If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its own tax advisors.

  Payments of Interest

        Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder will be required to include as income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and, for taxable years beginning before January 1, 2007 generally will be considered "passive income" or "financial services income", or, if the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest". For taxable years beginning after December 31, 2006, interest income on a note generally will be considered either "passive category income" or "general category income" for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

  Sale, Exchange or Retirement of the notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

  Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at a rate of 28%) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

        The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Canada

        The following describes the principal Canadian federal income tax considerations as of the date of this prospectus supplement, generally applicable to a purchaser of notes (a "Non-Resident Holder") who, for the purposes of the Income Tax Act (Canada) (the "ITA") at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm's length with Talisman, is not an authorized foreign bank and is not an insurer that carries on an insurance business in Canada and elsewhere.

        This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the "ITA Regulations") in force as of the date of this prospectus, and proposals to amend the ITA and ITA Regulations publicly announced by the date of this prospectus by the federal Minister of Finance and the current published administrative practices of the Canada Revenue

Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, government or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this prospectus.

        This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of notes. Prospective holders should consult their own Canadian tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering.

        Pursuant to the ITA, interest paid or credited or deemed to be paid or credited by Talisman on the notes as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the notes.

UNDERWRITING

        We intend to offer the notes through the underwriters. Banc of America Securities LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of 2015 Notes		Principal Amount of 2035 Notes
Banc of America Securities LLC	US$	93,750,000	US$	31,250,000
Citigroup Global Markets Inc.		93,750,000		31,250,000
BNP Paribas Securities Corp.		27,187,500		9,062,500
CIBC World Markets Corp.		27,187,500		9,062,500
Greenwich Capital Markets, Inc.		27,187,500		9,062,500
HSBC Securities (USA) Inc.		27,187,500		9,062,500
RBC Capital Markets Corporation		27,187,500		9,062,500
Scotia Capital (USA) Inc.		27,187,500		9,062,500
Daiwa Securities America Inc.		12,187,500		4,062,500
TD Securities (USA) LLC		12,187,500		4,062,500

Total	US$	375,000,000	US$	125,000,000

        In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        We have agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Daiwa Securities America Inc. ("Daiwa") has entered into an agreement with SMBC Securities, Inc. ("SMBC") pursuant to which SMBC provides certain advisory and/or other services to Daiwa, including in respect of this offering. In return for the provision of such services by SMBC to Daiwa, Daiwa will pay to SMBC a mutually agreed upon fee.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of 0.40% of the principal amount of the 2015 notes and 0.50% of the principal amount of the 2035 notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the 2015 notes and the 2035 notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

        The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$0.6 million and are payable by us.

No Sales of Similar Securities

        We have agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of any of our debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD Regulation

        Certain of the underwriters and/or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to one or more of such banks and may be used to repay certain other lenders. See "Use of Proceeds". As a result, one or more of such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

Market Axess

        Certain of the underwriters will make the notes available for distribution on the internet through a third-party system operated by Market Axess Corporation, an internet-based communications technology provider. Market Axess Corporation is providing the system for communications between such underwriters and their customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from certain of the underwriters based on transactions they conduct through the system. Such underwriters will make the notes available to their customers through the internet distributions on the same terms as distributions made through other channels.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

        Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

        The audited consolidated financial statements incorporated by reference in the prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. Mr. Michael Adams, an employee of ours, has provided the report on reserves data attached as Schedule A to our annual information form incorporated by reference in the prospectus in his capacity as our Internal Qualified Reserves Evaluator.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

  (a)
  our Annual Information Form dated March 14, 2005;

  (b)
  our Management's Discussion and Analysis dated March 14, 2005 for the year ended December 31, 2004;

  (c)
  our comparative audited consolidated financial statements for the year ended December 31, 2004, together with the auditor's report thereon;

  (d)
  our comparative unaudited consolidated financial statements for the three months ended March 31, 2005, and the accompanying Management's Discussion and Analysis including the disclosure under the heading "Product Netbacks"; and

  (e)
  our Management Proxy Circular dated March 14, 2005 relating to the annual and special meeting of our shareholders held on May 3, 2005 (excluding those portions under the headings "Management Succession and Compensation Committee Report", "Performance Graph" and "Statement of Corporate Governance Practices" and the related Schedule A).

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

  Talisman Energy Inc.
  Suite 3400, 888 - 3rd Street S.W.
  Calgary, Alberta T2P 5C5
  (403) 237-1234
  Attention: Corporate Secretary

December 18, 2003

US$1,000,000,000
Debt Securities

        We may from time to time during the period ending January 18, 2006 sell up to US$1,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities, or if any debt securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to US$1,000,000,000. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide specific terms of these securities in supplements to this prospectus. The debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in the prospectus are Canadian residents, and most of our assets or the assets of our officers and directors and the experts are located outside the United States.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

        There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Talisman", "we", "us" and "our" mean Talisman Energy Inc. and its consolidated subsidiaries and any consolidated partnerships of which we or any of our subsidiaries are partners.

        This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles in the United States. We prepare our financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our comparative consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to our comparative audited consolidated financial statements for a discussion of the principal differences between our financial results calculated under Canadian GAAP and under U.S. GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta similar to the SEC, annual and interim reports, material change reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the Canada-U.S. multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information)

may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings since October 28, 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in the United States and Canada, the SEC and the ASC allow us to incorporate by reference certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus.

        The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our Annual Information Form dated March 4, 2003 (which incorporates by reference our Management's Discussion and Analysis for the year ended December 31, 2002);

  (b)
  our comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2002, together with the auditor's report thereon;

  (c)
  our comparative unaudited consolidated financial statements, including the notes thereto, the related Management's Discussion and Analysis and the disclosure under the heading "Product Netbacks" contained in our interim report for the nine months ended September 30, 2003;

  (d)
  our Management Proxy Circular dated March 4, 2003, excluding those portions thereof which appear under the headings "Composition and Role of the Management Succession and Compensation Committee", "Management Succession and Compensation Committee Report" and "Performance Graph";

  (e)
  our Material Change Report dated March 17, 2003 relating to the sale of our indirectly held interest in the Greater Nile Oil Project; and

  (f)
  our unaudited pro forma consolidated income statements for the year ended December 31, 2002 and the nine months ended September 30, 2003, including the compilation report thereon, reflecting the disposition of our indirectly held interest in the Greater Nile Oil Project.

        Any Annual Information Form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular (excluding the portions under the headings "Composition and Role of the Management Succession and Compensation Committee", "Management Succession and Compensation Committee Report" and "Performance Graph" or other similar headings), material change reports (excluding confidential material change reports) and any interim comparative unaudited consolidated financial statements (together with disclosure under the headings "Management's Discussion and Analysis" and "Product Netbacks" contained in interim reports) subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        Upon a new Annual Information Form and related annual consolidated financial statements and related Management's Discussion and Analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, the previous annual consolidated financial statements and Management's Discussion and Analysis and all interim consolidated financial statements and material change reports filed prior to the commencement of our financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim consolidated financial statements and the accompanying Management's Discussion and Analysis and product netbacks being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying Management's Discussion and Analysis and product netbacks filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        A prospectus supplement or prospectus supplements containing the specific variable terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and solely for the purposes of the debt securities issued thereunder.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

        You may obtain a copy of the Annual Information Form and other information mentioned above by writing or calling us at the following address and telephone number:

    Talisman Energy Inc.
    Suite 3400
    888 - 3rd Street S.W.
    Calgary, Alberta T2P 5C5
    (403) 237-1234
    Attention: Corporate Secretary

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable document.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This document contains or incorporates statements that constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, business strategy, budgets, exploration and development opportunities or projects, infrastructure or construction projects, the expected timing of commencement of production and anticipated amount of production of projects under development, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "projects", "believes", "forecasts", "estimates", "intends", "possible", "probable", "scheduled", "likely" or "positioned", or stating that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Such statements are included, among other places, in this document under the heading "Risk Factors", in our Annual Information Form under the headings "General Development of the Business" and "Description of the Business", and in the Management's Discussion and Analysis section incorporated by reference into our Annual Information Form, and in our comparative unaudited consolidated financial statements, including the notes thereto, and the related Management's Discussion and Analysis for the nine months ended September 30, 2003. Statements concerning oil and gas reserves contained in the Annual Information Form under "Description of the Business — Reserves Estimates" and "Description of the Business — Reconciliation of the Reserves" or in the annual consolidated financial statements for the year ended December 31, 2002 and elsewhere may also be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future.

        Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated by us. These include, but are not limited to:

  •
  the risks of the oil and gas industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas and market demand);

  •
  volatility of oil and gas prices;

  •
  competition;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  fluctuations in foreign currency exchange rates and interest rates;

  •
  the uncertainty of reserve estimates and reserve life;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Malaysia, Vietnam, Algeria or Colombia);

  •
  general economic conditions;

  •
  the effect of acts of, or actions against, international terrorism; and

  •
  the possibility that government policies may change or governmental approvals may be delayed or withheld.

        We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Additional information concerning certain of these and other factors which could affect our operations or financial results are included under the heading "Risk Factors" herein, under the headings "Sensitivities", "Risks and Uncertainties", "Outlook for 2003", "Commodity Prices" and "Daily Production Volumes" in the Management's Discussion and Analysis incorporated by reference in our Annual Information Form and elsewhere in the documents incorporated by reference in this document. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

TALISMAN ENERGY INC.

        We are an independent, Canadian-based, international oil and gas company whose main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. We have operations in Canada and our subsidiaries have operations in the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States. Our subsidiaries also conduct business in Trinidad, Colombia and Qatar.

        We continually investigate other business opportunities in the oil and gas business, some of which may be material. In connection with any resulting transaction, we may incur debt or issue equity.

        We are incorporated under the Canada Business Corporations Act. Our registered and principal office is located at Suite 3400, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Canada.

USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our areas of operations. We may also use the net proceeds for the repayment of existing indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately use in short-term marketable investment grade securities or bank deposits.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Talisman" refer only to Talisman Energy Inc. without any of its subsidiaries or partnerships. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture, as supplemented from time to time, to be entered into between us and The Bank of Nova Scotia Trust Company of New York, as "Trustee" (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed provisions of the Indenture, including the definition of capitalized terms used under this caption. We may issue debt securities and incur additional Indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured and unsubordinated evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in such foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$1,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount. As of the date hereof, no debt securities have been issued under the Indenture.

        The applicable prospectus supplement will set forth the specific terms of the debt securities of a series of debt securities being offered and may include, but may not be limited to, the following:

  •
  the specific designation and the aggregate principal amount of the debt securities of such series;

  •
  the percentage or percentages of principal amount at which our debt securities of such series will be issued;

  •
  the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

  •
  the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

  •
  the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on our debt securities will be payable and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any) and interest, if any, on such debt securities of such series will be payable;

  •
  whether our debt securities of such series will be issuable in the form of one or more global securities and if so the identity of the depository for the global securities;

  •
  any mandatory or optional redemption or sinking fund provisions;

  •
  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

  •
  the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

  •
  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on our debt securities of such series;

  •
  the terms, if any, on which our debt securities may be converted or exchanged for other of our securities or securities of our subsidiaries;

  •
  any other terms of our debt securities of such series including covenants and events of default which differ from the covenants or events of default in the general provisions of the Indenture, apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities, including our covenant to pay Additional Amounts and our option to redeem the debt securities of such series rather than pay Additional Amounts, which do not apply to a particular series of our debt securities;

  •
  any applicable Canadian and U.S. federal income tax consequences;

  •
  whether the series of our debt securities are to be registered securities, unregistered securities (with or without coupons) or both; and

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any unregistered securities of the series shall be issuable.

        Our debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, or be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

        Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which our debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

Ranking and Other Indebtedness

        Our debt securities will be unsecured obligations and will rank equally and pari passu in right of payment priority with all of our other unsecured and unsubordinated Indebtedness. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness. We will specify in a prospectus supplement at the time we issue a series of debt securities the amount of our corporate and partnership subsidiaries' then existing liabilities (excluding intercompany liabilities but including trade payables).

Debt Securities in Global Form

  The Depositary, Book-Entry and Settlement

        Unless otherwise specified in a prospectus supplement, a series of our debt securities will be issued in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depository arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depository arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

  Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 60 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. If an event of default under the Indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the Trustee. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

        A series of our debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

        Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any) and interest, if any, on our debt securities (other than global securities) will be made at the office or agency of the Trustee, at One Liberty Plaza, New York, New York, or we can pay principal, interest and any premium by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

        A prospectus supplement may indicate the places to register a transfer of our debt securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of our debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  •
  issue, register the transfer of or exchange any series of our debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of that series of our debt securities to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

  •
  issue, register the transfer of or exchange any of our debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Certain Covenants

  Limitations on Liens

        The Indenture provides that, so long as any of our debt securities of any series remain outstanding, we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens securing the Indebtedness of any person, except for Permitted Encumbrances, upon or with respect to its or their respective properties, assets or undertaking whether now owned or hereafter acquired, unless at the time thereof or prior thereto, the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness.

  Consolidation, Amalgamation, Merger and Sale of Assets

        We may not enter into any transaction, or series of transactions, whereby all or substantially all of our undertaking, property and assets would become the property of any successor company whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance, lease or otherwise unless:

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

  •
  at the time of and after giving effect to such transaction, no event of default, and no condition which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing as to us or the successor company; and

  •
  certain other conditions are met;

provided that the above restriction shall not apply to any transaction whereby we, or any Restricted Subsidiary, remain or become the successor company, although any Restricted Subsidiary which becomes the successor company shall, in any event, expressly assume all of our obligations under our debt securities and under the Indenture if it does not assume them by operation of law.

Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of debt securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted.

        However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, information, documentation or other reporting requirement requested in writing by us or the paying agent at least 30 days prior to such payment, if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

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  which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder.

        In any event, no Additional Amounts will be payable in excess of Additional Amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        We will also:

  •
  make such withholding or deduction; and

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  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

        We will, upon demand by a holder of debt securities (other than an Excluded Holder), indemnify such holder of debt securities for:

  •
  any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the two preceding clauses, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, a series of our debt securities will be subject to redemption at our option at any time, in whole but not in part, on not more than 60 days' and not less than 30 days' notice at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption if:

  •
  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "Additional Amounts"; or

  •
  on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the clause immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in a material probability that we will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Provision of Financial Information

        We will:

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  furnish to the Trustee, within 10 days after we are required to file or furnish them with or to the SEC, copies (which may be electronic copies) of our annual and interim reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such Sections, then it shall file with the Trustee and the SEC, in accordance with the rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

  •
  notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC we will continue to furnish to the Trustee:

  •
  within 10 days after the time periods required for the filing of Annual Information Forms and annual consolidated financial statements by the Canadian securities regulatory authorities, the information required to be provided in an Annual Information Form, annual consolidated financial statements or similar annual filings under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed; and

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  within 10 days after the time periods required for the filing of interim reports by the Canadian securities regulatory authorities, the information required to be provided in interim reports under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed.

Events of Default

        Unless otherwise specified in the applicable prospectus supplement, the following are events of default under the Indenture in relation to the debt securities of any series:

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  default in payment of the principal of or premium, if any, on debt securities of any series when due and if the default in payment continues for a period of four days after written notice of the default has been provided to us by the Trustee;

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  default in payment of any interest due on any of the debt securities or of any sinking fund payment due with respect to debt securities of any series and if the default in payment continues for a period of 30 days after written notice of the default has been provided to us by the Trustee;

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  certain events of bankruptcy, insolvency or analogous proceedings;

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  if any process of execution is enforced or levied upon any of our property or the property of a Restricted Subsidiary and such property has a net book value in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and the process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that the process of execution is not in good faith disputed by us or the Restricted Subsidiary, or, if disputed, we have not given evidence satisfactory to the

    Trustee that we or the Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that the claim shall be held to be a valid claim;

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  failure by us or a Restricted Subsidiary to make any principal payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness for Borrowed Money in any aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and such failure shall have continued for a period of 30 days after written notice of the failure has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities;

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  if a default with respect to any Indebtedness for Borrowed Money of ours or any Restricted Subsidiary occurs, which default results in the acceleration of any such Indebtedness for Borrowed Money of Talisman or any Restricted Subsidiary in an aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, without the Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities; and

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  if we neglect to carry out or observe any other covenant or condition contained in the Indenture to be observed and performed by us and after notice in writing has been given by the Trustee to us specifying such default and requiring us to put an end to the same and we fail to make good such default within a period of 60 days or a shorter period as would, at any time, if continued, render any of our property or property of any Restricted Subsidiary liable to forfeiture, unless the Trustee (having regard to the subject matter of the neglect or non-observance) shall have agreed to a longer period and in such event, within the period agreed by the Trustee.

Additional events of default may be established for a particular series of debt securities issued under the Indenture.

        If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may declare the entire principal amount of all debt securities of such series and all accrued interest thereon to be due and payable immediately. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, shall rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

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  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, the limitations described above do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security. The Indenture requires that we will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. So long as any debt securities are outstanding, we are also required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default or any event which would, with notification or with the lapse of time or otherwise, constitute an event of default.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities of such series ("defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of any opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit;

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

        We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our defeasance option described above, we may omit to comply with the "Limitation on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities ("covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture and the events of default, other than the obligations and events of default with respect to such covenants, shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such covenant defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit;

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or extend the scheduled time of payment of any installment of interest, if any, on any debt security;

  •
  change our obligation to pay Additional Amounts or additional payments due to Canadian Taxes;

  •
  reduce the principal amount of, or the premium, if any, or rate of interest, if any, on any debt security;

  •
  reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

  •
  change the place of payment;

  •
  change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to cure any ambiguity or inconsistency or to make any change that, in each case, does not have a materially adverse effect on the rights of any holder of such debt securities.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York, 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the City of New York, and irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since a portion of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Macleod Dixon LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive in personam judgment of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

        In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. We have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Definitions

        The following is a summary of certain definitions contained in the Indenture. Reference is made to the Indenture for the full definition of all these terms:

        "Canadian GAAP" means generally accepted accounting principles which are in effect from time to time in Canada;

        "company" includes corporations, associations, partnerships, limited liability companies and business trusts;

        "Consolidated Assets" means the aggregate amount of our assets as set forth in our most recent consolidated financial statements prepared in accordance with Canadian GAAP and filed with a securities commission or similar regulatory authority;

        "Current Assets" means current assets as determined in accordance with Canadian GAAP;

        "Equity" means, as to any company, the shareholders' equity appearing in the company's most recent consolidated financial statements prepared in accordance with Canadian GAAP;

        "Indebtedness" as to any company, means, without duplication, all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be indebtedness or liabilities of such company as at the date as of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

        "Indebtedness for Borrowed Money" as to any company, means, without duplication, the full amount of all liabilities of such company for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money that is guaranteed or endorsed (otherwise than for purposes of collection) by such company, or which such company is obligated, contingently or otherwise, to purchase, or on which such company is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such company in accordance with Canadian GAAP;

        "Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not;

        "Permitted Encumbrances" means any of the following:

  •
  liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which we or any Restricted Subsidiary shall be contesting in good faith;

  •
  liens for any judgments rendered, or claims filed, against us or any Restricted Subsidiary which we or such Restricted Subsidiary shall be contesting in good faith;

  •
  liens, privileges or other charges imposed or permitted by law such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

  •
  undetermined or inchoate liens arising in the ordinary course of and incidental to construction or our current operations or the current operations of any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

  •
  encumbrances incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint development, operation or present or future abandonment of properties or related production or processing facilities as security in favour of any other owner or operator of such assets for our or any Restricted Subsidiary's portion of the costs and expenses of such development, operation or abandonment, provided that such costs or expenses are not due or delinquent;

  •
  liens for penalties arising under non-participation provisions of operating or similar agreements in respect of our or any Restricted Subsidiary's properties;

  •
  easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by us or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of our or any Restricted Subsidiary's business;

  •
  liens incurred in the ordinary course of the oil and gas business in respect of take or pay obligations under gas sales contracts;

  •
  royalties, gross overriding royalties or other similar burdens on production in the ordinary course of business affecting our or any Restricted Subsidiary's properties, or encumbrances in respect of such royalties, gross overriding royalties or other similar burdens;

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  security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with our operations or the operations of any Restricted Subsidiary, to the extent such security does not materially detract from the value of any material part of our property or the property of any Restricted Subsidiary;

  •
  cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen's compensation or unemployment insurance liabilities;

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  reservations, limitations or provisos expressed in or affecting any grant of real or immovable property or any interest therein;

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  liens on cash or marketable securities of Talisman or any Restricted Subsidiary granted in the ordinary course of business in connection with:

  •
  any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

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  any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

  •
  any agreements or arrangements entered into for the purpose of hedging product prices;

  •
  pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary;

  •
  Purchase Money Mortgages;

  •
  security in respect of Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date the Indebtedness is incurred or the date of any renewal or extension thereof;

  •
  security given by us in favour of a Restricted Subsidiary or by a Restricted Subsidiary in favour of us or another Restricted Subsidiary;

  •
  security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

  •
  oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize from the oil, gas or other minerals a specified amount of money (however determined) or a specified amount of such oil, gas or minerals; or

  •
  any other interests in property of a character commonly referred to as a "production payment";

  •
  security in respect of Indebtedness incurred, assumed or guaranteed by us or any Restricted Subsidiary that is incurred, assumed or guaranteed in connection with the acquisition, construction or development of a particular asset or assets, including security in respect of the shares or Indebtedness of a Subsidiary engaged directly or indirectly in the acquisition, construction or development of a particular asset or assets, provided that the grantees of such security have no recourse generally against any assets, property or undertaking of ours or any Restricted Subsidiary except for the assets acquired, constructed or developed (and other de minimus assets associated therewith) or shares or Indebtedness of a Subsidiary, other than a Restricted Subsidiary, engaged directly or indirectly in such acquisition, construction or development;

  •
  extensions, renewals or replacements of all or part of any security permitted under the preceding clauses provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement including but not limited to all fees and expenses incurred in connection therewith; and

  •
  security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to the greater of 10% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency);

        "Purchase Money Mortgage" means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property;

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

        "Restricted Subsidiary" means:

  •
  any Subsidiary of ours which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining or manufacture of petroleum hydrocarbons, petrochemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity; and

  •
  any Subsidiary of ours designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Indenture (a "Designation"), which Designation may not be revoked;

provided that notwithstanding anything in the Indenture to the contrary:

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason;

  •
  any Subsidiary to which assets held by a Restricted Subsidiary, having a value equal to or greater than 5% of the assets of the Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary; and

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency) or if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity.

        We will specify in a prospectus supplement at the time we issue a series of debt securities which of our Subsidiaries are Restricted Subsidiaries at the time of the prospectus supplement.

        "Subsidiary" means with respect to us, any company of which there are owned, directly or indirectly, by or for us or by or for any company in like relation to us, Voting Shares which in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all the outstanding Voting Shares of such first mentioned company for the election of its directors, managing general partners or managing members, and includes any company in like relation to a Subsidiary; and

        "Voting Shares" means shares of capital stock of any class or classes or other interests in the case of partnership, as applicable, having general voting power under ordinary circumstances to elect directors, managers, managing partners in the case of a partnership, as applicable, trustees or similar controlling persons of a company.

RISK FACTORS

        Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. The order in which these risks are listed does not necessarily indicate their relative importance. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Volatility of Oil and Natural Gas Prices

        Our financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on our operations and financial condition and the value of our oil and natural gas reserves and our level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors beyond our control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by us are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent upon the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production. As of the date of this prospectus, the prices for crude oil and natural gas have recently been high compared to historical prices. A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or result in unutilized long-term transportation commitments all of which could have a material adverse impact on our financial condition, liquidity and results of operations.

        We conduct an annual assessment of the carrying value of our assets in accordance with Canadian GAAP. If oil and natural gas prices decline, the carrying value of our assets could be subject to downward revisions which could adversely affect our reported income for the periods in which the revisions are made.

Competition

        The oil and gas industry, both within Canada and internationally, is highly competitive in all aspects, including the acquisition of properties, the exploration for and development of new sources of supply and the marketing of current production. We compete in every aspect of our businesses with other upstream oil and gas companies. In the exploration, development and marketing of oil and natural gas, our competitors include major integrated oil and gas companies, numerous other independent oil and gas companies and individual producers and operators. Some of our competitors have financial and other resources substantially in excess of those available to us. The oil and gas industry also competes with other industries in supplying energy, fuel and related products to consumers.

Need to Replace Reserves

        Our future oil and natural gas reserves and production and, therefore, our cash flow are highly dependent on our success in discovering or acquiring additional reserves and exploiting our current reserve base. Without reserve additions through exploration and development or acquisition activities, our reserves and production will decline over time as reserves are depleted. Exploring for, developing and acquiring reserves requires substantial amounts of capital. To the extent that cash flow from operations fails to generate sufficient capital and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves could be impaired. There can be no assurance that we will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Exchange Rate Fluctuations

        Our consolidated financial statements are presented in Canadian dollars. Results of operations are affected primarily by the exchange rates between the Canadian dollar, the U.S. dollar and the British Pound. These exchange rates have varied substantially in the last five years. Most of our revenue is received in or is referenced to U.S. dollar denominated prices, while the majority of our expenditures are denominated in Canadian dollars, U.S. dollars and British Pounds. Accordingly, a change in the value of the Canadian dollar relative to the U.S. dollar and, to a lesser extent, the British Pound, affects our financial results. Such a change in the relative value of the Canadian dollar against the U.S. dollar would also result in an increase or decrease in our U.S. dollar denominated debt, as expressed in Canadian dollars, and the related interest expense.

Operational Hazards and Responsibilities

        Our business is subject to all of the operating risks normally associated with exploring for, producing and transporting petroleum substances. These risks include fires, explosions, spills, blow-outs, gaseous leaks, migration of harmful substances, encountering unexpected formations or pressures, equipment failures, adverse weather conditions or other unexpected or dangerous conditions any of which could cause personal injury or death, property damage, environmental damage and interruption of operations. We maintain insurance in accordance with common industry practice. Such insurance will not provide adequate coverage in all circumstances. The occurrence of a significant event, if it were to exceed or be excluded from our insurance coverage, could have a material adverse effect on our financial position.

Dependence on Other Operators

        Other companies operate some of the assets in which we have interests. As a result, we may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect our financial performance. The success and timing of our activities on assets operated by others will therefore depend upon a number of factors that may be outside of our control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices.

Environmental Risks

        All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in Canada, the United Kingdom, the United States and other countries in which we do business. These regulatory regimes are laws of general application that apply to our business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, our business is subject to the trend toward increased civil liability for environmental matters (such as the ability of private parties to commence actions, new theories of liability and new trends of damages). Although we currently believe that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on our financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. We expect to incur site restoration costs over a prolonged period as existing fields become fully produced. We provide for future abandonment and reclamation costs in our consolidated financial statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to our annual consolidated financial statements.

        In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the "Protocol") which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas (GHG) emissions to 6% below 1990 levels over the period beginning in 2008 and ending in 2012. Currently, Canadian oil and gas producers are in discussions with the provincial and federal levels of government regarding implementation mechanisms for the industry. It is premature to predict what impact implementation could have on Canadian oil and gas producers but it is likely that any mandated reduction in GHG emissions will result in increased costs. The federal government has stated that these costs would not be expected to exceed $15/tonne of carbon dioxide emissions reduced and that we would not be required to reduce our GHG emissions per unit of production by more than 15%. The federal government has also indicated its support for several important principles that are intended to protect the competitiveness of the oil and gas industry beyond 2012, including a ten-year emissions target lock-in period for all new projects and additional flexibility mechanisms for achieving compliance.

Political Risks

        Our international operations in developing countries may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments which are not within our control including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, economic sanctions, changing political conditions, international monetary fluctuations and currency controls. Indonesia, Colombia and Algeria have been subject to recent economic or political instability and social unrest or military or rebel hostilities or terrorism. We regularly evaluate opportunities to acquire interests in oil and gas properties and participate in projects on a worldwide basis, including in nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to U.S. sanctions. Accordingly, we may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to U.S. sanctions.

Differences in Ownership Interests in Foreign Operations

        In Canada, the United Kingdom and the United States, the state or private land owners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases.

        This practice differs distinctly in some foreign countries in which we do or may do business in the future. In these countries, the state often grants interests in large tracts of lands and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on us to complete minimum work within specified timeframes. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in our foreign operations, we may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

Litigation

        From time to time, we are the subject of litigation arising out of our operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact our financial condition or results of operations. While we assess the merits of each lawsuit and defend ourselves accordingly, we may be required to incur significant expenses or devote significant resources to defending ourselves against such litigation.

        We continue to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit, which is seeking class action status, alleges that we conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with our now disposed of indirect interest in oil operations in Sudan. We discuss this litigation, including management's view on its lack of merit, in our Management's Discussion and Analysis and in the notes to our consolidated financial statements for the nine months ended September 30, 2003. We refer you to our most recent Management's Discussion and Analysis and the notes to our most recent consolidated financial statements incorporated by reference into this prospectus for updated disclosure relating to this litigation and any other material contingent liabilities we have.

Government Regulation

        The petroleum industry is subject to regulation and intervention by governments in such matters as granting exploration and production interests and licences, the imposition of specific drilling obligations and restrictions, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contractual rights.

        Our business is also affected by government controls in the form of taxes, royalties and export regulation in the countries in which we operate. Direct and indirect methods of regulation change from time to time in response to economic and political factors. The implementation of new regulations or changes in existing regulations could have a material impact on our operations and financial performance.

Uncertainty of Reserves Estimates

        There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserves information incorporated by reference in this prospectus represents estimates only. We have internally prepared all of our reserves information. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will likely vary from such estimates, and such variances could be material.

        Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Differences in United States and Canadian Practices for Reporting Reserves and Production

        We currently report our production and reserve quantities in accordance with Canadian practices. These practices are different than the practices used to report production and reserve estimates in reports and other materials filed with the SEC by United States companies. The primary difference is that we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production and reserve volumes are reported after deduction of these amounts.

        As a consequence, our production volumes and reserve estimates may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements. We may obtain exemptions from Canadian reserves reporting requirements which would allow us to prepare future reserves disclosure and other oil and gas information in a manner more compatible with SEC reporting and disclosure requirements. You should read our reserves disclosure carefully to determine the manner in which the reserves are estimated and reserves and other oil and gas information disclosed.

Consequences of Corporation Structure; Priority of Subsidiary Indebtedness

        We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions.

        In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The Indenture does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness.

CERTAIN INCOME TAX CONSEQUENCES

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring the debt securities offered thereunder, including whether the payments of principal, premium (if any) and interest will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of the debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income, any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        We may sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents.

        The distribution of debt securities of any series may be effected from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale; or

  •
  at prices related to such prevailing market prices to be individually negotiated with purchasers.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

        The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter, each dealer and each agent participating in the distribution of any series of debt securities must agree that it will not offer to sell, directly or indirectly, any such debt securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

        Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

INTEREST COVERAGE

        The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and Canadian GAAP. These coverages do not give pro forma effect to any offering of the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known. These coverages do not purport to be indicative of interest coverage ratios for any future periods.

        The following interest coverages are calculated on a consolidated basis for the twelve-month period ended December 31, 2002 based on audited financial information and for the twelve-month period ended September 30, 2003 based on unaudited information.

	December 31, 2002	September 30, 2003
Interest Coverage:
Income(1)	5.86 times	8.52 times
Cash Flow(2)(3)	16.23 times	18.77 times

Notes:

(1)
Net income plus income taxes and interest expense; divided by interest expense plus capitalized interest.

(2)
Cash flow plus current income taxes and interest expense; divided by interest expense plus capitalized interest.

(3)
Cash flow is a non-GAAP measure. See "Alternative Interest Coverage Ratio — Cash Provided by Operating Activities" below.

        The interest coverage ratios have been calculated without including the annual carrying charges relating to our Preferred Securities. If the Preferred Securities were classified as long-term debt (as they would be under U.S. GAAP), these annual carrying charges would be included in net interest expense. If these annual carrying charges had been included in the calculations, the interest coverage ratios would have been as follows:

	December 31, 2002	September 30, 2003
Interest Coverage:
Income(1)	4.79 times	6.95 times
Cash Flow(2)(3)	13.27 times	15.32 times

Notes:

(1)
Net income plus income taxes and interest expense; divided by interest expense plus capitalized interest plus preferred securities charges.

(2)
Cash flow plus current income taxes and interest expense; divided by interest expense plus capitalized interest plus preferred securities charges.

(3)
Cash flow is a non-GAAP measure. See "Alternative Interest Coverage Ratio — Cash Provided by Operating Activities" below.

Alternative Interest Coverage Ratio — Cash Provided by Operating Activities

        Cash flow is one measure used by the Company to assess operating results. Cash flow is not defined by Canadian GAAP and as such does not have a standardized meaning prescribed by Canadian GAAP. Cash flow may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity.

        Cash flow has been calculated on a consistent basis for the twelve-month periods ended December 31, 2002 and September 30, 2003 and is reconciled to cash provided by operating activities below:

	December 31, 2002	September 30, 2003
Cash flow	2,645	2,844
Deferred gain on unwound hedges	(43)	(14)
Changes in non-cash working capital	(163)	(78)

Cash provided by operating activities	2,439	2,752

Interest Coverage — Cash provided by operating activities
Preferred securities as equity	15.14 times	18.25 times
Preferred securities as debt	12.39 times	14.89 times

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters or agents by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to United States law.

        The partners and associates of Macleod Dixon LLP and Dorsey & Whitney LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

        The comparative audited consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

  •
  the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants Ernst & Young LLP;

  •
  the consent of our counsel Macleod Dixon LLP;

  •
  powers of attorney from directors and officers of Talisman;

  •
  form of trust indenture relating to the debt securities;

  •
  statement of eligibility of the trustee on Form T-1; and

  •
  interest coverage ratio calculations.

AUDITORS' CONSENT

        We have read the short form base shelf prospectus of Talisman Energy Inc. (the "Company") dated December 18, 2003 relating to the sale and issue of up to US$1,000,000,000 of debt securities of the Company (the "prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2002 and 2001 and the statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. Our report is dated February 14, 2003.

        For purposes of Canadian securities requirements only, we also consent to the incorporation by reference in the above-mentioned prospectus of our compilation report to the directors of the Company on the unaudited pro forma consolidated statements of income of the Company for the year ended December 31, 2002 and nine months ended September 30, 2003. Our report is dated December 11, 2003.

Calgary, Canada December 18, 2003	(Signed) Ernst & Young LLP Chartered Accountants

COMMENT TO US READERS

        The compilation report referred to above, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Standards of reporting generally accepted in the United States do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial statements would require an examination or review which would be substantially greater in scope than the procedures that we have conducted. Consequently, under United States standards, we would be unable to issue such a compilation report. Accordingly, no consent to the inclusion of this compilation report is provided for purposes of United States Securities and Exchange Commission filing requirements.

Calgary, Canada December 18, 2003	(Signed) Ernst & Young LLP Chartered Accountants

US$500,000,000

US$375,000,000 5.125% Notes due 2015

US$125,000,000 5.750% Notes due 2035

PROSPECTUS SUPPLEMENT

May 9, 2005

Joint Book-Running Managers

Banc of America Securities LLC
Citigroup

Senior Co-Managers

BNP PARIBAS
CIBC World Markets
HSBC
RBC Capital Markets
RBS Greenwich Capital
Scotia Capital

Junior Co-Managers

Daiwa Securities America Inc.
TD Securities

QuickLinks

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

FORWARD-LOOKING INFORMATION
EXCHANGE RATE INFORMATION
OIL AND GAS INFORMATION
SUMMARY OF THE OFFERING
TALISMAN ENERGY INC.
USE OF PROCEEDS
SELECTED FINANCIAL INFORMATION
CONSOLIDATED CAPITALIZATION
PRO-FORMA INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CREDIT RATINGS
CERTAIN INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
TALISMAN ENERGY INC.
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
RISK FACTORS
CERTAIN INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
INTEREST COVERAGE
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AUDITORS' CONSENT
COMMENT TO US READERS